Donald J. Kunz (313) 465-7454 Fax: (313) 465-7455 dkunz@honigman.com

November 1, 2018

Division of Corporation Finance Office of Health & Insurance Securities and Exchange Commission Washington D.C. 20549 Attn: Frank Wyman and Kevin Vaughn

Re:

Response to Letter of October 29, 2018
Zivo Bioscience, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2017, filed February 21, 2018
Form 10-Q for the Quarterly Period Ended June 30, 2018, filed August 14, 2018
File No. 000-30415

Gentlemen:

Thank you for your comment letter from the staff (the “Staff”) of the Division of Corporation Finance of the Securities and Exchange Commission (the “Commission”) dated October 29, 2018 to our client, Zivo Bioscience, Inc. (“Zivo”).

On behalf of Zivo, please find herein our response to the comment described in your letter.  For ease of review, we have repeated your comment below, in bold face.  Our response follows in ordinary type.

Form 10-Q for the Quarterly Period Ended June 30, 2018

Condensed Consolidated Balance Sheet, page 4

1.We acknowledge the information provided in your response, including your conclusions that you “should have indicated that the December 31, 2017 account balances were revised to combine the discount with the associated debt” and “should have included an explanatory disclosure in the Notes to the Financial Statements.”  Please provide us with your proposed explanatory disclosure for inclusion in your Form 10-Q for the period ended September 30, 2018 and Form 10-K for the year ended December 31, 2018.

Zivo has concluded that the following explanatory information will be included in its Form 10-Q for the period ended September 30, 2018 and in its Form 10-K for the year ended December 31, 2018 as the last subheading in Note 2 – “Summary of Significant Accounting Policies:”

“Implementation of ASU 2015-03:

The FASB has issued Accounting Standards Update (ASU) No. 2015-03, “Simplifying the Presentation of Debt Issuance Costs,” as part of its simplification initiative. The ASU changes the presentation of debt issuance costs in financial statements. Under the ASU, an entity presents such costs in the balance sheet as a direct deduction from the related debt liability rather than as an asset. Amortization of the costs is reported as interest expense.

For public business entities, the guidance in the ASU is effective for fiscal years, and interim periods within those fiscal years, beginning after December 15, 2015. Although the Company adopted ASU-2015-03 in the first quarter of 2016, the Company discovered during the quarter ended June 30, 2018 that ASU-2015-03 was improperly implemented as it pertains to the classification of deferred finance costs (debt issuance costs) on its balance sheet.

2290 First National Building · 660 Woodward Avenue ∙ Detroit, Michigan 48226-3506

Detroit ∙ Ann Arbor ∙ Bloomfield Hills ∙ Chicago ∙ Grand Rapids ∙ Kalamazoo ∙ Lansing

November 1, 2018

The balance sheet below illustrates the presentation of the December 31, 2017 balance sheet as if ASU 2015-03 had been implemented properly:

CONSOLIDATED BALANCE SHEET
	As Originally Reported	Effect of Change		As Revised
	December 31, 2017	December 31, 2017		December 31, 2017
ASSETS

CURRENT ASSETS:
Cash	$ 317,135	$ -		$ 317,135
Prepaid Expenses	15,143	-		15,143
Total Current Assets	332,278	-		332,278

PROPERTY AND EQUIPMENT, NET	-

OTHER ASSETS
Deferred Finance Costs, net	3,877,801	(3,877,801)	(A)	-
TOTAL ASSETS	$ 4,210,079	$ (3,877,801)		$ 332,278
LIABILITIES AND STOCKHOLDERS' DEFICIT

CURRENT LIABILITIES:
Accounts Payable	$ 541,710	$ -		$ 541,710
Due to Related Party	475,834	-		475,834
Loans Payable, Related Parties	394,019	-		394,019
Convertible Debentures Payable, less unamortized discounts and debt issuance costs of $-0- and $-0- at December 31, 2017- Originally, and December 31, 2017 - As Revised, respectively	1,490,000	-		1,490,000
Accrued Interest	1,649,240	-		1,649,240
Accrued Liabilities – Other	10,000	-		10,000
Total Current Liabilities	4,560,803	-		4,560,803
LONG TERM LIABILITIES:
Convertible Debentures Payable, less unamortized discounts and debt issuance costs of $458,072 and $4,335,873 at December 31, 2017- Originally, and December 31, 2017 - As Revised, respectively	15,953,768	(3,877,801)	(B)	12,075,967
Total Long Term Liabilities	15,953,768	(3,877,801)		12,075,967

TOTAL LIABILITIES	20,514,571	(3,877,801)		16,636,770

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' DEFICIT:
Common stock, $.001 par value,
700,000,000 shares authorized; 168,500,743 and 141,106,061 issued and outstanding at December 31, 2017	141,107			141,107
Additional Paid-In Capital	47,366,814			47,366,814
Accumulated deficit	(63,812,413)			(63,812,413)
Total Stockholders' Deficit	(16,304,492)	-		(16,304,492)

TOTAL LIABILITIES AND STOCKHOLDERS' DEFICIT	$ 4,210,079	$ (3,877,801)		$ 332,278

(A)Total Assets decreased in the amount of $3,877,801 as a result of the reclassification of net deferred finance costs (debt issuance costs).

(B)Long Term and Total Liabilities decreased in the amount of $3,877,801 as a result of the reclassification of net deferred finance costs (debt issuance costs) as a direct deduction of the amount of the related convertible debt.

2290 First National Building · 660 Woodward Avenue ∙ Detroit, Michigan 48226-3506

Detroit ∙ Ann Arbor ∙ Bloomfield Hills ∙ Chicago ∙ Grand Rapids ∙ Kalamazoo ∙ Lansing

November 1, 2018

The revisions related to the implementation of ASU 2015-03 did not have an effect on any previously reported net losses, working capital or stockholders’ deficit.”

Supplementally, pursuant to guidance provided by ASU 2015-03, the Company will report Amortization of Debt Issuance Costs as Interest Expense on the Consolidated Statement of Operations for the years ended December 31, 2018 and 2017, and on a going forward basis.

Please feel free to contact the undersigned with any questions or comments.

Yours sincerely,

Honigman Miller Schwartz and Cohn LLP

/s/ DONALD J. KUNZ

Donald J. Kunz

cc: Philip M. Rice II, CFO

2290 First National Building · 660 Woodward Avenue ∙ Detroit, Michigan 48226-3506

Detroit ∙ Ann Arbor ∙ Bloomfield Hills ∙ Chicago ∙ Grand Rapids ∙ Kalamazoo ∙ Lansing